SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2017	2

Results_ January –June 2017

Disclaimer This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business or business development strategy or any other unexpected circumstance. This document and the conference-call webcast (including the Q&A session) may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in this presentation are included in the Appendix. Recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for 2017 submitted to the Spanish National Securities Market Commission. Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security. 1 Investor Relations Telefónica, S.A.

H1 17 Highlights 01 Mr. José María Álvarez-Pallete Chairman & CEO Investor Relations Telefónica, S.A.

Q2: Executing on strategy; structural quality

Organic growth acceleration across the board

- Demand for **fiber, LTE, smartphone** unabated; **"M4M"** gaining traction
- Improving Avg. rev per access to +3.1% y-o-y; churn -0.2 p.p. q-o-q
- Accelerating trends; **Revs +3.1%, OIBDA +7.2%, OpCF +17.5%**
- Flowing through **EPS +16.3% y-o-y** (Q2: €0.15)

+

Ongoing transformation (Efficiencies + Synergies + Digital Agenda)

- Focus on efficiency driving Q2 **margin expansion to 32.1% (+1.2 p.p. org.)**
- **Well invested & high quality assets**; strong competitive position
- CapEx targeted to **UBB**, underpinning **E2E digitalisation** and **Cognitive Intelligence**; differential value proposition for customers

+

Stronger Balance Sheet

- **Net Debt Jun-17: €48.5Bn;** €-3.7Bn y-o-y
- Net Debt €47.2Bn incl. Telxius deal; €-5.0Bn y-o-y
- **Robust FCF (H1: €1,620m, 2x y-o-y;** Q2: €1,021m, +36.8%)
- Falling cash interest cost & extended avg. debt maturity

2017 outlook upgraded; dividend confirmed

Investor Relations
Telefónica, S.A.

2

Telefónica

Financial Summary H1 17 Q2 17 Reported Organic Reported Organic € in millions Reported Reported y-o-y y-o-y y-o-y y-o-y Revenue 26,091 3.4% 2.3% 12,960 1.9% 3.1% Service revenues 24,224 3.7% 2.3% 12,037 1.8% 2.9% OIBDA 8,179 5.5% 4.3% 4,158 6.1% 7.2% OIBDA Margin 31.3% 0.6 p.p. 0.6 p.p. 32.1% 1.3 p.p. 1.2 p.p. OIBDA Underlying 8,292 6.0% 4,183 5.5% OpCF (ex-spectrum) 4,676 13.7% 13.0% 2,273 15.5% 17.5% Net Income 1,600 28.9% 821 18.4% EPS 0.29 30.3% 0.15 16.3% FCF 1,620 98.6% 1,021 36.8% Net Financial Debt 48,487 (7.1%) • Accelerating growth in Revs., OIBDA, OpCF in Q2 • OIBDA margin expansion y-o-y • Doubling H1 FCF y-o-y • Significant net debt reduction y-o-y • EPS +30.3% vs H1 16 3 Investor Relations Telefónica, S.A.

Upgrading full year guidance 2017E Guidance Original Guidance 2017 UPGRADED GUIDANCE 2017 H1 17 (Organic) Stable > 1.5% 2.3% Revenues (in spite of regulation: ~-1.2 p.p.) (regulation ~-1.2 p.p.) (regulation -1.0 p.p.) OIBDA margin Expansion up to 1 p.p. Expansion up to 1 p.p. +0.6 p.p. CapEx ex-spectrum/Sales Around 16% Around 16% 13.4% 2017 Dividend To be paid in 2017/18 Dividends to be paid in 2017 calendar year amount to €0.40/sh.: ? Cash dividend already paid 16th June-17; €0.20/sh. 14th Dec-17 €0.20/sh. Cash ? Cash dividend 14th Dec-17; €0.20/sh. Jun-18 €0.20/sh. Cash MAINTAINING A SOLID INVESTMENT GRADE RATING Growth + Sustainable Dividend + Deleverage 4 Investor Relations Telefónica, S.A.

OIBDA growth flowing to net income H1 2017 (€m) +5.5% reported +28.9% +9.3% Reported 8,179 (4,809) reported Including -€130m +31.2% non-cash impacts (1) Underlying 3,370 3 (1,197) (520) 1,600 (56) OIBDA D&A OI Associates Net Financial Taxes Minorities Net Income Expenses Underlying EPS €0.38 +32.3% • Q2 impacted by the adoption of synthetic FX in VZ 3,547 VZ/$ (710 VZ/$ in Q1) • H1 VZ weight over total Group reduced to 0.3% in Revs; 0.2% in OIBDA (1) Capital loss in Mediaset Premium and CU; impairment in Prisa and net effect of VZ devaluation 5 Investor Relations Telefónica, S.A.

Robust FCF generation; improvement y-o-y and q-o-q FCF (€m) Growing FCF (y-o-y) 2016 2017 y-o-y +804 H1 17 (y-o-y in €m) 98.6% (224) 1,021 402 1,620 804 62 746 564 599 815 69 Q1 Q2 H1 16 H1 17 OpCF WC Interest Taxes FCF growth payments & Others growth • FCF to accelerate in H2 17 Q2 q-o-q change in Net Debt (€m) • Continued net debt decline 5,566 Net Debt (€m) ND decrease in Q2 17 despite seasonality & -7.1% 52.2 2,094 dividend payment 49.6 48.6 48.8 48.5 (279) Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 2015 2016 2017 6 Investor Relations Telefónica, S.A.

Accelerating OIBDA growth

OIBDA: Organic growth & FX impact (€m)



Q1 17 y-o-y
Q2 17 y-o-y
H1 17 y-o-y
+52
+191
+285
(51)
+337
+139
Organic Growth
FX
Organic Growth
FX
Organic Growth
FX
Total growth
+243m
+234m
+477m
o/w organic
22%
122%
71%

FX impact in H1 FCF (€m)



139
(55)
(96)
(70)
(82)
OIBDA
CapEx
Working Capital
Taxes + interest + Others
FCF

Strong organic improvement in Q2

- **Up to June, organic and FX added €477m to OIBDA**
- **Organic OIBDA trends ramping-up**
  - +€285m in Q2 vs +52m in Q1
- **FX impact reverting positive trend in Q1**
  - -€51m in Q2 vs. +191m in Q1 due to VZ devaluation
  - Excluding VZ, **positive contribution** continues (+€70m) **mainly on BRL**
  - FX effect limited at FCF level

Investor Relations
Telefónica, S.A.

7

Telefónica

Strengthening organic trends; sustainable growth Top line (y-o-y organic) Q1 17 Q2 17 Operating leverage improving returns +4.1% Ex-reg. 5.2% • Q2 Service revenues ramping up +120 bps 3.1% 2.9% 1.5% 1.7% o All segments accelerating; UK stable • Outstanding sequential improvement in OIBDA of +590 bps o All segments improving q-o-q; Brazil stable (1.6%) Revenues Service Handset • OpCF sequential improvement +860 bps Revenues Revenues o CapEx easing y-o-y decline to -3.3% • Hispam: Main growth lever of acceleration in Q2 in all metrics Q2 17 Profitability (y-o-y organic) • Q2 OpCF growth in all segments Q1 17 Q2 17 Margin 7.2% 17.5% 8.9% 1.3% OIBDA OpCF 30.6% 32.1% Q2 y-o-y Spain: +7.8% Brazil: +11.6% 0.0 p.p. +1.2 p.p. Hispam: +71.8% 8 Investor Relations Telefónica, S.A.

Gaining momentum in data monetisation



LTE (H1 y-o-y organic)
Penetration
x3
63%
59%
Base
Avg. usage uplift
Traffic
32% (+12 p.p.)
+10% ARPU uplift



Smartphones (H1 y-o-y organic)
Penetration
83%
52%
19%
Base
Avg. Usage
Data traffic
61% (+10 p.p.)
1.3 GB month



Mobile Data Revenues (y-o-y organic)
17.8%
12.3%
13.5%
Q4 16
Q1 17
Q2 17
60% o/MSR (+6 p.p.)
52% (+3 p.p.)
59% (+1 p.p.)
59% (+3 p.p.)
72% (+15 p.p.)
56% (+7 p.p.)



FTTH (H1 17)
FTTH
x2.5 (vs. DSL)
Usage
>€10 premium
ARPU uplift
+38% vs. Q2 16 fixed data traffic

Fostering data usage and revenue growth

- **Ensuring ARPU growth in Latam: recurrent plans & tiered pricing**
  - ~10% ARPU uplift after data adoption
  - 46% smartphone penetration in prepay (+7 p.p. y-o-y)
- **Increasing ARPU; higher value for money in mobile data proposals**
  - "M4M" in mobile-only (Spain)
  - "O2 Free" portfolio (Germany)
- **Neuropricing: Pioneer in the sector; more effective communication**
  - Proving different techniques to foster higher value plans
  - Proven value accretion (+5% ARPU of gross adds)

Ample growth opportunity

- **Better trends in Data traffic in Q2 y-o-y** (mobile and fixed)
  - Mobile data (+15 p.p. vs Q1)
  - Fixed data (+7 p.p. vs Q1)

Investor Relations
Telefónica, S.A.
9
Telefónica

New wave of value creation opportunities

Speed & Capacity

- FTTH UBB >€10 premium vs. DSL
- FTTX >~€8-10 premium vs. DSL
- LTE ARPU uplift +10%
- "O2 Free": Clearly ARPU accretive

Services Beyond Connectivity

- ARPU uplift
- ~€30 in basic TV bundles; ~€60 Premium
- ~€20 in Business (cloud switchboard)
- ~€30 in Premium TV bundles; ~€4 mobile VAS
- ~€15 in TV bundles
- Security B2B revs: +25% vs. H1 16

Cognitive Intelligence

- **Optimised customer experience:** ARPU increased (upselling and cross-selling); improved conversion rates
- **Enhanced operational efficiency** (channel mix, reduce back-office support, …)
- **New optionality:** Broader service offering from partners and improved TEF services
- **Plan to launch AURA cognitive capabilities in the next few Qs in several markets**

Additional customer value

Building loyalty (Reducing Churn)

10

Investor Relations
Telefónica, S.A.

Telefónica

Digital Services: progress in the new ecosystem

Video: pillar of current & future growth

59% o/H1 Dig. Revs.

- **Solid revenue growth +4.8% y-o-y**
  - IPTV accesses growth acceleration to +7% y-o-y
  - Widespread ARPU expansion
- **Strong TV platform**
- 8.3m accesses
  - Large-scale content distribution in Hispanic markets

- **Leveraging pay TV differentiation:**
  - New entry-level "Fusión+"; exclusive content and functionalities
  - Enhanced FTTx bundles including IPTV

CLOUD: Revs: -14.7%

8% o/H1 Dig. Revs.

- Continue to evolve towards a **B2B multicloud** approach
- Revenues y-o-y comps. negatively affected by strong Q2 16

H1 Digital Serv. Revs.
€2,558m
+2.7% y-o-y organic

SECURITY: Revs: Stable

6% o/H1 Dig. Revs.

- Strong growth in B2B, **cybersecurity** sales

M2M: Revs: +31.1%

5% o/H1 Dig. Revs.

- **Smart M2M and E2E services** portfolio boosting growth

Other digital services (22% o/H1 Dig. Revs.) include: Advertising, Applications and Financial Services

Investor Relations
Telefónica, S.A.

11

Telefónica

Global Resources: Progress on technology evolution

Connectivity is essential

Leading NGN
- 41m FTTx/Cable premises passed
  - 18m FTTH (+15%)
  - 18m (+5%)
  - 5m (+49%)
- LTE coverage (68% pop.)
  - 89% Europe (+5 p.p.)
  - 61% LatAm (+15 p.p.)

Network Virtualization
- Telefonica solution "UNICA"; deployment in 4 countries

+

Full digitalisation to become a converged and real time company

Network evolution

- AII-IP
- VoIP 7.4m customers
- VoLTE+ Roaming

Service Operation Centers

- Smart network management based on real time customer experience

Innovation

- CloudRAN based 5G "user-centric no-cell" award
- Mobile Internet in emergency area

E2E Digitalisation

Enabling new capabilities — 52% E2ED Enablement

- Full Stack — 18% Full Stack customers
  - Full migration
  - Fixed B2C pilot
  - 2.7m prepaid migrated
  - 800k postpaid migrated
  - 5m prepaid migrated
- Progressing Single Online Charging System — 63% OCS customers
- Boosting data capabilities — 29 PB (x2 y-o-y)
  - ✓ Real Time Decision: 14 use cases

12

Investor Relations
Telefónica, S.A.

Telefónica

Telxius: Consolidating solid results

Financials (y-o-y organic)



Q1
Q2
H1
11.4%
5.4%
+8.3%
Revenues
48.9%
47.9%
48.4%
OIBDA Margin

Towers



Q1
Q2
Tenancy Ratio
15,897
15,907
sites
1.28x
1.30x

H1 Cable (y-o-y)



31%
62%
IP traffic
Capacity bandwith

Accelerating revenue growth

- **Delivering strong revenue growth** while maintaining **robust profitability**
  - New tower contracts signed in Spain, Germany and Brazil (tenancy ratio +0.02x q-o-q)
  - Strong traffic demand in Cable
  - Q2 y-o-y fostered by Q2 16 negative effects: IRU cable contracts cancellation & pass-through revs/cost adj. in towers
- **H1 Financials**
  - Revenues: €370m
  - OIBDA: €179m
  - OpCF: €123m
- **Developing the 2 new cables (to be active in 2018)**
  - MAREA, connecting US & Spain, already launched from Sopelana (Vizcaya) in Jun-17
  - BRUSA, connecting Brazil, Puerto Rico & USA, evolving as planned

Investor Relations
Telefónica, S.A.
13
Telefónica

H1 17 Results 02 Mr. Ángel Vilá COO Investor Relations Telefónica, S.A.

Spain: Improved trading, ongoing upselling “Fusión” mix (% base) “Fusión” ARPU (€) Low Mid High +6.4% Quality, ARPU & loyalty increase y-o-y 21% 24% +4.4% 84.8 y-o-y • Churn improvement q-o-q (Fusión, TV, mobile) 73% 51% 49% 81.6 • Steady “Fusión” upselling; high-end: 24% (+3 p.p. q-o-q) 26% 29% 27% • Mobile voice contract growth acceleration Q2 16 Q1 17 Q2 17 Q1 17 Q2 17 o Improved portability • TV recovery fostered by new bundle (“Fusión+ Ocio”) • Gradual improvement in FBB; stable churn TV net adds (‘000) FBB net adds 2017 (‘000) o FBB base largely on fiber (53% o/FBB; +9 p.p.) 51 o New offer to foster trading in H2 13 (9) (9) (41) (20) New entry-level; adding differentiation (44) (54) Q3 16 Q4 16 Q1 17 Q2 17 Jan Feb Mar Apr May Jun • Segmentation strengths competitive positioning o 2 new bundles in July: “Fusión #0”; “Fusión Series” Mobile contract net adds ex M2M (‘000) Mobile contract (y-o-y ex M2M) o Best value for money: TV, exclusive content & VAS 5.5% • Leading assets 208 205 139 3.7% o 18m premises passed FTTH, LTE 97% pop., Pay TV 139 100% pop. 0.6% 1.6% 0.1% (13) Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 14 Investor Relations Telefónica, S.A.

Spain: Revenues trending upwards, solid cash flow 2017 Service Revenues (organic y-o-y) Q1 Q2 Revenues in the right direction Q2 SR +0.2% y-o-y (ex TV wholesale) • Consumer revs. back to growth (+1.4 p.p. q-o-q) o Tariff upgrade and upselling 1.1% 0.1% • Business revs. (-1.4 p.p. q-o-q) reflecting seasonal factors (1.5%) (0.8%) (0.4%) (1.3%) • Wholesale & Other revs. eased decline (+2.2 p.p. q-o-q) o Flat y-o-y in Q2 ex-TV (“La Liga”) (5.1%) (7.3%)? Drag (-€30m; -1.0 p.p.of SR) to disappear in August Total Consumer Business Wholesale o FFTH wholesale continues to grow, strong potential & Others % o/SR 54% 28% 18% H1 17 OIBDA & Margin 2017 Declining CapEx intensity (organic y-o-y) Benchmark cash conversion (organic y-o-y) H1 15 H1 16 H1 17 19.2% • Q2 OIBDA improving (-1.5% y-o-y; +0.9 p.p. q-o-q) 8.0% o Q2 margin expansion: 40.6% organic (+0.8 p.p. q-o-q) 4.1% Q1 Q2 0.2% • H1 OpCF solid growth (1.5%) o 27.6% OpCF margin (+2.7 p.p. y-o-y); 70.9% OpCF/OIBDA (+6.6 p.p.) (2.4%) (13.4%) • CapEx/Sales 11.3% (-2.6 p.p. vs H1 16) 39.8% 40.6% (20.6%) CapEx OpCF +0.1 p.p. +0.2 p.p. y-o-y organic (€182m) +€134m H1 17 15 Investor Relations Telefónica, S.A.

Germany: Solid momentum; realisation of synergies Promotions with larger data buckets MSR ex-regulation (y-o-y organic) MSR Regulation • Contract (+7% y-o-y); 197k net adds (172k in Q1) Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 o 55% of gross adds from partners (stable q-o-q) (0.4%) o Promotional activities; 15yr anniversary O2 and Non-Premium (0.6%) Churn improving 0.1 p. y-o-y to 1.5% in Q2 o p. (0.9%) (0.9%) (2.6 p.p.) • Prepay (+2% y-o-y); strong 322k net adds (4.6x y-o-y) (2.7 p.p.) • Driving data usage (mobile data traffic +60% vs. Q2 16) (1.5%) o LTE cust. +53%, penetration 33% (+11 p.p.); cov. 80% (+4 p.p.) o “O2 Free 15” cust. >3GB of data usage (1.7%) (1.8%) (2.1%) (3.3%) (3.0%) Financials (y-o-y organic) H1 OpCF (y-o-y organic) Improving financial trends Q1 17 Q2 17 Margin Handset sales 4.0% 3.8% • Continued recovery in MSR ex-reg (+0.2 p.p. q-o-q) (0.6%.) (0.4%) • OIBDA growth rate accelerated to 3.8% y-o-y (+2.7% in H1) 1.4% o Revenue flow (+1.2 p.p. sequentially; -4.1% in H1) OIBDA OpCF o ~ €40m incremental OIBDA synergies (~€75m in H1)… o …despite investments in “O2 Free” positioning and 15y (3.4%) anniversary promotions (4.7%) 26.1% 12.0% • ~€20m CapEx synergies in H1 Total Revenue +1.9 p.p. +0.9 p.p. 16 Investor Relations Telefónica, S.A.

UK: Customer focus delivers robust performance MSR (y-o-y organic) Quality customer base growing… Continued customer growth in a challenging market 1.5% 1.4% 1.2% • Contract growing: 62% o/total (+1 p.p.) 0.2% Regulation (0.7 p.p.) o Contract accesses: +2% y-o-y o Leading contract churn: 1.0% in Q2 Q2 16 Q3 16 Q4 16 Q1 17 Q2 17 • 58% LTE penetration (+9 p.p.); 97% outdoor cov. (+7 p.p.) (1.0%) • Avg. data usage per smartphone +66% vs. Q2 16 Financials (y-o-y organic) OpCF (y-o-y organic) … Leading to sound financial performance Q1 17 Q2 17 Margin H1 Margin Q2 17 3.9% • MSR continued to grow: H1 +1.3% y-o-y +5.3% 2.1% 2.6% + Larger spend: subscription & out-of-bundle 0.6% H1 17 + Quality customer base growth Total Revenues OIBDA ? Impact from regulation (-0.9 p.p.) (8.7%) • Handset and other revs. +7.6% vs Q2 16 + FX driving up handset prices, Smart Metering contribution 27.0% 13.0% • OIBDA boosted by top line acceleration & lower commercial activity +0.3 p.p. -1.5 p.p. • CapEx +15.4% y-o-y in H1: accelerating LTE rollout 17 Investor Relations Telefónica, S.A.

Brazil: Accelerating profitable growth


Contract Net adds (k)
x2.3
y-o-y
858
435
Q2 Mobile ARPU
+4.6%
Q1
Q2
Contract net
adds Mkt Sh.
39%
59%


FTTx Net adds 2017 (k)
x2.0
y-o-y
139
81
Q1
Q2
Q2 FBB ARPU
+10.5%


IPTV Net adds 2017 (k)
x2.3
y-o-y
42
29
Q1
Q2
Q2 Pay TV ARPU
+5.0%

Quality-centric strategy continues delivering

- **Strengthening mobile leadership**
  - Total market share of 30.6%; 42.3% in contract
  - Smartphones accesses (+33%), LTE (+90%)
  - 4G coverage to 71% of pop.; +657 cities with 4G in Q2
  - Booming data ARPU (+35.9%)

- **Fixed; widening quality gap**
  - 17.7m premises passed with FTTx, 4.4m connected
    - Record high net adds in FTTx and IPTV
  - Reaching 69 cities with FTTH, 5 new cities in H1 17

18

Investor Relations
Telefónica, S.A.

Telefonica

Brazil: Sustained benchmark performance Revenues (y-o-y organic) Q1 17 Q2 17 Accelerating revenue growth 5.1% 4.8% • Consistent mid-single digit MSR growth 2.1% 2.3% o Double-digit postpay growth o Data / MSR: 72% (+15 p.p. vs Q2 16) • Fixed revs. improving trend on FBB performance (1.3%) (2.2%) o UBB revs.: +19.5% y-o-y in Q2 • Regulation dragged 1.8 p.p. to revs. y-o-y Service Fixed MSR Revenues Revenues Financials (y-o-y organic) H1 OpCF (y-o-y organic) Expanding margins once again Q1 17 Q2 17 Margin Margin 7.5% 7.0% 17.0% • Sustained OpEx reduction; 6th consecutive Q of efficiencies and synergies 1.6% 1.8% • Successful execution of operational synergies (€286m in OpCF in H1; €833m over last two years) Total OIBDA OpCF Revenues 34.1% 19.7% +1.7 p.p. +2.6 p.p. 19 Investor Relations Telefónica, S.A.

HispAm: Focus on value driving ARPU acceleration Mobile accesses (y-o-y) Mobile ARPU (y-o-y local currency) Penetration Network upgrades driving superior growth 72% 21.1% • Strong ARPU increase on booming data 17% 10.3% 6.9% o Mobile data ARPU 55% o/total 1.1% Flat o LTE coverage 54%; +9 p.p. y-o-y o 5.4m premises passed FTTx/Cable (+1.8m in LTM) Contract Smartphones LTE Q3 16 Q4 16 Q1 17 Q2 17 23% 47% 17% • ARGENTINA: Solid value growth (Contract +6%; LTE +91%); fiber uptake (58k net adds) • MEXICO: Sequential ARPU improvement; easing pricing pressure and solid contract performance Fixed accesses (y-o-y) ARPU (y-o-y local currency) • CHILE: Growth across value accesses (contract +1%; LTE FBB Pay TV +40%; FTTx +18%; Pay TV +2%) amid intense competition • PERU: Positive adoption of new prepay portfolio (“Preplan”) and strong momentum in FTTx (+32% to 822k connections) 46% 12.2% 12.1% • COLOMBIA: Sound growth in mobile (contract +5%; prepay 8.8% 7.6% +4%); FTTH launch in 5 cities 2% 9.4% 6.3% 6.6% 4.4% (2%) Q3 16 Q4 16 Q1 17 Q2 17 FBB FTTx & Pay TV Cable 20 Investor Relations Telefónica, S.A.

HispAm: Growth acceleration across the board


Revenues (y-o-y organic)
Reported
4.1%
11.0%
9.2%
15.5%
Q3 16
Q4 16
Q1 17
Q2 17
+5.9%


OIBDA (y-o-y organic)
Q1 17
Q2 17
Margin
Reported
+4.4%
+6.9%
6.2%
20.9%
OIBDA
28.5%
+1.3 p.p.


H1 OpCF (y-o-y organic)
Margin
Reported
+28.2%
43.2%
OpCF
13.6%
+2.3 p.p.

Strong Revs., OIBDA, OpCF both organic & reported

- **Organic top line ramped-up on MSR** (Q2: +18.2%; Q1: +10.6%) **and fixed** (Q2: +5.7%; Q1: +4.1%)
  - Mobile data revs. +34.7% in Q2 (+23.1% in Q1)
  - Pay TV revs. +13.4% in Q2; FBB & new services +7.3%
- **OpCF accelerating y-o-y growth** (+71.8% Q2; +23.6% Q1)

- **ARGENTINA:** Revs. & OIBDA y-o-y acceleration driving strong OpCF (H1: €210m, +€207m y-o-y)
- **CHILE:** Top line trend affected by commercial intensity. H1 OpCF +19% y-o-y to €159m
- **PERU:** Revs & OIBDA trends impacted by intense competition; mobile ARPU stabilization along Q2
- **COLOMBIA:** Solid revenue and OIBDA performance amid consolidation of positive commercial trends. OpCF +27.5% y-o-y
- **MEXICO:** Positive revs. & OIBDA y-o-y on ARPU improvement

Investor Relations
Telefónica, S.A.
21

Deleverage on strong organic FCF and disposals Net Financial Debt (€m) ND/OIBDA ND/OIBDA 2.91x 2.86x -€3.7Bn y-o-y 48,766 (1,021) 164 (648) 829 397 48,487 (1,275) €47,212 -€5.0Bn y-o-y 2.78x Mar-17 FCF Shareholder Pre- FX MTM & Jun-17 Post-closing remuneration retirement Others event (incl. hybrid commitments (40% Telxius) coupons) 2,273 (278) (334) (388) (251) 1,021 OpCF ex- Working Net Tax Dividend to FCF spectrum capital Interest minorities payment spectrum & others 22 Investor Relations Telefónica, S.A.

Solid and diversified liquidity Sources of long-term financing (2017 YTD) Net Debt maturities (Jun-17) (€Bn) (€Bn; not considering hybrid NC dates) Avg. debt life 7.8 years 0.8 6.9 6.9 2.1 4.0 4.7 Cash > gross maturities USD Bonds € Bonds Latam Total 2017E 2018E 2019E Financing Liquidity position (Jun-17) Interest payments cost (€Bn) 11.7 21.3 0.72 p.p. 92% LT 3.94% 9.6 3.22% Cash position Undrawn credit Liquidity position ex-VZ lines & syndicated Dec-16 Jun-17 credit facilities 23 Investor Relations Telefónica, S.A.

Closing remarks • Solid acceleration in organic growth; Revenues, OIBDA and OpCF • Sustained commercial momentum; adding higher value customers & “M4M” actions • Strengthening our differentiation; network leadership & quality businesses • Upfront CapEx investments fading • Sound earnings growth • Robust FCF generation; reducing leverage organically • 2017 guidance upgraded; dividend reiterated Positioning for sustainable long-term growth 24 Investor Relations Telefónica, S.A.

For further information: Investor Relations Tel. +34 94 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 27, 2017	By:	/s/ Laura Abasolo García de Baquedano
Name: Laura Abasolo García de Baquedano
Title: Chief Finance and Control Officer for Telefonica, S.A.